ZEN Graphene Solutions Signs Lease for Manufacturing Facility in Guelph

Guelph, ON - November 12, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN and OCT:ZENYF ) is pleased to announce that it has signed a three year lease with an option for another 3 years on 25,680 square feet of newly built B.1 industrial zoning space in Guelph, Ontario. The new space will become ZEN's manufacturing facility and corporate headquarters. Engineering work plus the purchase of the equipment required to produce ZEN's graphene-based viricidal coating at commercial scale is ongoing. The company expects to begin initial production in Q4 2020 for incorporation into masks, other PPE and for HVAC filters and prefilters.

In order to assist in the decision to lease the new facility, ZEN engaged the services of ERM Consultants Canada Ltd. (ERM) on October 5, 2020, to complete a review of environmental permits and requirements for consideration in selecting a site for the commercial scale manufacturing operations and to understand what actions should be considered in the development plan. The ERM Report was carefully reviewed and discussed by the ZEN team as part of its decision to move forward with the lease of 1123 York Road.

On November 9, 2020, ZEN and Trebor Rx Corp. (Trebor) announced that they had signed a binding letter of intent that includes the initial purchase of ZEN's patent pending graphene-based viricidal coating for a minimum of 100 million masks/filters with pricing of these mask/filters being variable and based on a number of factors. This initial minimum order represents a small percentage of Trebor's planned capacity for 2021, with Trebor targeting but not required to have ZEN's viricidal coating on all its production.

ZEN's CEO, Francis Dube, commented, "Our team is moving at a very rapid pace to implement our business plan and secure a new manufacturing facility permitting ZEN to bring its innovative product to market on a timely basis. This facility will give us the scale we need for our current obligations with Trebor and for the demand we expect to have in the future."

About ZEN Graphene Solutions Ltd.

ZEN is a graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods. ZEN is focused on commercializing a patent pending graphene-based coating with 99% viricidal activity against COVID-19.

For further information:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.